UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*      Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**   The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒   Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

☐    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

☐    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

☐    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☐    Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay” or the “Offeror”) relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date hereof but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

The Offer is subject to the terms and conditions set forth in Hudbay’s Offer and Circular dated February 10, 2014 (the “Offer and Circular”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(xvi)                                         Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 dated February 14, 2014).**

*                 Previously filed.

**          Incorporated by reference.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

	By:	/s/Patrick Donnelly
		Name:	Patrick Donnelly
		Title:	Vice President, Legal and Corporate Secretary

Dated: February 14, 2014

3

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer and Circular dated February 10, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)	Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)	Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)	Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)	Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)	Newspaper advertisement dated February 11, 2014.*

(a)(1)(x)

Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)

Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)	Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)

Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)

Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)

Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by

4

reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)	Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 dated February 14, 2014).**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*              Previously filed.

**           Incorporated by reference.

5